CUSIP No. 55352P102	Page 1 of 23 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MSB FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

55352P102
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
47 E. Chicago Avenue
Suite 336
Naperville, IL  60540
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street
Chicago, IL 60610
(312) 832-4549

December 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 55352P102	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Pl Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 423,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 423,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 428,108
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 428,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON Beth Lashley, Trustee for Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 55352P102	Page 13 of 23 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated March 14, 2007, was filed with the Securities and Exchange Commission on March 23, 2007 (the “Initial Schedule 13D”).  Amendment No. 1 to the Initial Schedule 13D, dated June 11, 2007, was filed with the Securities and Exchange Commission on June 15, 2007 (“Amendment No. 1”).  Amendment No. 2 to the Initial Schedule 13D, dated December 11, 2007, was filed with the Securities and Exchange Commission on December 17, 2007 (“Amendment No. 2”). This Amendment No. 3 to the Initial Schedule 13D (“Amended Schedule 13D”) relates to the common stock, par value $0.10 per share (“Common Stock”), of MSB Financial Corp. (the “Company”).  The address of the principal executive offices of the Company is 1902 Long Hill Road, Millington, NJ 07946-0417.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group was previously attached as Exhibit 1 to Amendment No. 2.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Focused Fund and Financial Edge Strategic;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Focused Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer, as a (1) Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) Trustee of the PL Capital, LLC Defined Benefit Plan;

CUSIP No. 55352P102	Page 14 of 23 Pages

●	Richard J. Lashley, as a (1) Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC, (2) Trustee of the PL Capital, LLC Defined Benefit Plan, and (3) an individual;

●	Beth Lashley, as Trustee of the Doris Lashley Testamentary Trust.

●	PL Capital, LLC Defined Benefit Plan (“PL Capital Pension Plan”);

(a)-(c)             This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Pension Plan, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Focused Fund and Financial Edge Strategic, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Focused Fund and Financial Edge Strategic.  Messrs. Lashley and Palmer are also Trustees of PL Capital Pension Plan;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Richard Lashley as an individual.

This statement is filed by Beth Lashley with respect to shares of Common Stock held in the name of the Doris Lashley Testamentary Trust, in Beth Lashley’s capacity as Trustee.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, John Palmer and Richard Lashley is c/o PL Capital, 47 East Chicago Avenue, Suite 336, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.  PL Capital Pension Plan is a defined benefit pension plan for PL Capital.

The business address of the Doris Lashley Testamentary Trust is c/o Beth R. Lashley, Trustee, 2 Trinity Place, Warren, NJ  07059.  The Doris Lashley Testamentary Trust is a testamentary trust which holds various investments and other assets.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

Beth Lashley is a former Certified Public Accountant who is currently not employed.

CUSIP No. 55352P102	Page 15 of 23 Pages

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 428,208 shares of Common Stock of the Company acquired at an aggregate cost of $4,732,342.

The amount of funds expended by Financial Edge Fund to acquire the 202,729 shares of Common Stock it holds in its name was $2,323,360.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firm’s usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 82,981 shares of Common Stock it holds in its name was $968,965.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Focused Fund to acquire the 34,409 shares of Common Stock it holds in its name was $206,238.  Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 103,800 shares of Common Stock it holds in its name was $1,198,607.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by PL Capital Pension Plan to acquire the 1,500 shares of Common Stock it holds in its name was $18,485.  Such funds were provided from PL Capital Pension Plan’s available capital.

The amount of funds expended by Richard Lashley to acquire the 100 shares of Common Stock he holds in his name was $1,000. Such funds were provided from Richard Lashley’s personal funds.

CUSIP No. 55352P102	Page 16 of 23 Pages

The amount of funds expended by the Doris Lashley Testamentary Trust to acquire the 2,689 shares of Common Stock it holds in its name is $15,687.  Such funds were provided from the trust’s available capital.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

The PL Capital Group owns 8.5% of the Company, based upon the Company’s aggregate outstanding shares.  PL Capital Group owns 22.3% of the outstanding shares, excluding shares held by MSB Financial, MHC.  The PL Capital Group is filing this Amended Schedule 13D to report an increase in aggregate ownership of greater than 1% since the filing of Amendment No. 2.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock that the Company reported in its Form 10-Q filed on November 14, 2014 for the quarter ended September 30, 2014.  In this Form 10-Q, the Company reported 5,010,437 outstanding shares of Common Stock as of October 30, 2014.

CUSIP No. 55352P102	Page 17 of 23 Pages

The PL Capital Group made the following purchases (and no sales) of Common Stock in the past 60 days:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)           Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock in the past 60 days.

CUSIP No. 55352P102	Page 18 of 23 Pages

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

(D)           Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP has made the following purchases and no sales of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased (Sold)	Price per Share	Where and How Transaction Effected
11/25/2014	3,300	$10.00	Open Market Purchase
12/05/2014	1,600	$10.00	Open Market Purchase

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 55352P102	Page 19 of 23 Pages

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(H)           John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock.

(J)           Doris Lashley Testamentary Trust

(a)-(b)           See cover page.

(c)	The Doris Lashley Testamentary Trust made no purchases or sales of Common Stock in the past 60 days.

CUSIP No. 55352P102	Page 20 of 23 Pages

(d)
Beth Lashley is the Trustee of the Doris Lashley Testamentary Trust (the Trust).  Because Beth Lashley is the Trustee of the Trust she has the power to direct the affairs of the Trust.  Therefore, Beth Lashley has voting and dispositive power over the shares of Common Stock held by the Trust.

(L)           PL Capital Pension Plan

(a)-(b)           See cover page.

(c)	PL Capital Pension Plan has made no purchases or sales of Common Stock in the past 60 days.

(d)
Because Messrs. Palmer and Lashley are the Trustees of PL Capital Pension Plan, they have the power to direct the affairs of PL Capital Pension Plan.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Pension Plan over the shares of Common Stock that PL Capital Pension Plan holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Letter dated December 17, 2007 (requesting shareholder list)*

3	Presentation to Management dated December 11, 2007*
______________________
*Previously filed.

CUSIP No. 55352P102	Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           December 9, 2014

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 55352P102	Page 22 of 23 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 55352P102	Page 23 of 23 Pages

PL CAPITAL PENSION PLAN By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Trustee Trustee
DORIS LASHLEY TESTAMENTARY TRUST By: /s/ Beth R. Lashley Beth R. Lashley Trustee

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley